SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)


                          OmniQuip International, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   681969 10 1
                                 (CUSIP Number)

                                 March 17, 1998
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)
---------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 681969 10 1                  13G                    Page 2 of 11 Pages


1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Sam Fox

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                         (a) [ ]
                                                         (b) [ ]
3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

             NUMBER OF                      5.  SOLE VOTING POWER
              SHARES                            446,669
            BENEFICIALLY                    6.  SHARED VOTING POWER
             OWNED BY                           0
               EACH                         7.  SOLE DISPOSITIVE POWER
            REPORTING                           446,669
           PERSON WITH                      8.  SHARED DISPOSITVE POWER
                                                0

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          446,669
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                         [ ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.1%
12.       TYPE OF REPORTING PERSON

          IN

CUSIP No. 681969 10 1                  13G                    Page 3 of 11 Pages

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Harbour Group Investments III, L.P.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)[ ]
                                                              (b)[ ]
3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

             NUMBER OF                      5.  SOLE VOTING POWER
              SHARES                            408,600
            BENEFICIALLY                    6.  SHARED VOTING POWER
             OWNED BY                           0
               EACH                         7.  SOLE DISPOSITIVE POWER
            REPORTING                           408,600
           PERSON WITH                      8.  SHARED DISPOSITVE POWER
                                                0

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          408,600

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                       [ ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.9%
12.       TYPE OF REPORTING PERSON

          PN

CUSIP No. 681969 10 1                  13G                    Page 4 of 11 Pages

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Uniquip-HGI Associates, L.P.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[ ]
                                                             (b)[ ]
3.        SEC USE ONLY


4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


             NUMBER OF                      5.  SOLE VOTING POWER
              SHARES                             38,069
            BENEFICIALLY                    6.  SHARED VOTING POWER
             OWNED BY                            0
               EACH                         7.  SOLE DISPOSITIVE POWER
            REPORTING                            38,069
           PERSON WITH                      8.  SHARED DISPOSITVE POWER
                                                 0
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          38,069
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                       [ ]

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.3%
12.       TYPE OF REPORTING PERSON

          PN

CUSIP No. 681969 10 1                  13G                    Page 5 of 11 Pages


                                  SCHEDULE 13G


Item 1(a).  Name of Issuer:

            OmniQuip International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            222 East Main Street
            Port Washington, Wisconsin  53074

Item 2(a).  Names of Persons Filing:

            This Statement on Schedule 13G (the "Statement") is being filed by the following persons: Sam Fox, Harbour Group Investments III, L.P. ("Investments L.P.") and Uniquip-HGI Associates, L.P. ("Uniquip L.P.") (collectively sometimes referred to herein as the "Reporting Persons").

Item 2(b).  Address of Principal Business Office:

            The address of the principal business office for each of the Reporting Persons is 7701 Forsyth Boulevard, Suite 600, St. Louis, Missouri, 63105.

Item 2(c).  Citizenship:

            Mr. Fox is a citizen of the United States of America. Investments L.P. and Uniquip L.P. are Delaware limited partnerships.

Item 2(d).  Title of Class of Securities:

            The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of OmniQuip International, Inc., a Delaware corporation (the "Issuer").

Item 2(e).  CUSIP Number:

            681969 10 1

Item 3.  Type of Reporting Person:

            Not applicable.

CUSIP No. 681969 10 1                  13G                    Page 6 of 11 Pages


Item 4.  Ownership:

    (a)     Amount Beneficially Owned.

            Investments L.P. is the record and beneficial owner of 408,600 shares of the Issuer (the "Investments L.P.'s Shares"). As the controlling shareholder of HGM III Co., a Delaware corporation which is the general partner of Harbour Group III Management Co., L.P., a Delaware limited partnership which is the general partner of Investments L.P., Sam Fox is the beneficial owner of the Investments L.P.'s Shares. Uniquip L.P. is the record and beneficial owner of 38,069 shares of the Issuer ("Uniquip L.P.'s Shares"). As the controlling shareholder of Harbour Group Industries, Inc., a Missouri corporation which is the general partner of Uniquip L.P., Sam Fox is the beneficial owner of the Uniquip L.P.'s Shares.

    (b)      Percent of Class.

             The shares described under Item 4(a) represent 3.1% of the issued and outstanding shares of Common Stock of the Issuer.

    (c)      Voting Power and Disposition Power.

                                 (i)                    (ii)
                           Sole Power to          Shared Power to
                         Vote or to Direct           Vote or to
                             the Vote             Direct the Vote
                          -----------------       ----------------
  Sam Fox                     446,669                    0
  Investments L.P.            408,600                    0
  Uniquip L.P.                 38,069                    0

      Totals:                 446,669(2)                 0

----------------------------
(2) Investments L.P. is the record and beneficial owner of 408,600 shares of the Issuer (the "Investments L.P.'s Shares"). As the controlling shareholder of HGM III Co., a Delaware corporation which is the general partner of Harbour Group III Management Co., L.P., a Delaware limited partnership which is the general partner of Investments L.P., Sam Fox is the beneficial owner of the Investments L.P.'s Shares. Uniquip L.P. is the record and beneficial owner of 38,069 shares of the Issuer ("Uniquip L.P.'s Shares"). As the controlling shareholder of Harbour Group Industries, Inc., a Missouri corporation which is the general partner of Uniquip L.P., Sam Fox is the beneficial owner of the Uniquip L.P.'s Shares.

CUSIP No. 681969 10 1                  13G                    Page 7 of 11 Pages



                                 (i)                    (ii)
                            Sole Power to          Shared Power to
                         Dispose or to Direct      Dispose or to Direct
                          the Disposition of       the Disposition of
                         --------------------      -------------------
  Sam Fox                     446,669                    0
  Investments L.P.            408,600                    0
  Uniquip L.P.                 38,069                    0

      Totals:                 446,669(3)                 0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this Statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent
         on Behalf of Another Person.

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of
         Members of the Group.

         Not Applicable.

------------------------------

(3) Investments L.P. is the record and beneficial owner of 408,600 shares of the Issuer (the "Investments L.P.'s Shares"). As the controlling shareholder of HGM III Co., a Delaware corporation which is the general partner of Harbour Group III Management Co., L.P., a Delaware limited partnership which is the general partner of Investments L.P., Sam Fox is the beneficial owner of the Investments L.P.'s Shares. Uniquip L.P. is the record and beneficial owner of 38,069 shares of the Issuer ("Uniquip L.P.'s Shares"). As the controlling shareholder of Harbour Group Industries, Inc., a Missouri corporation which is the general partner of Uniquip L.P., Sam Fox is the beneficial owner of the Uniquip L.P.'s Shares.

CUSIP No. 681969 10 1                  13G                    Page 8 of 11 Pages

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certifications.

         Not Applicable.

CUSIP No. 681969 10 1                  13G                    Page 9 of 11 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 10, 1998

                                 /s/ Sam Fox
                                 ---------------------------------
                                 Sam Fox

                                 HARBOUR GROUP INVESTMENTS III, L.P.

                                 By:  Harbour Group III Management Co., L.P.,
                                      general partner

                                      By:  HGM III Co., general partner


                                           By: /s/ Sam Fox
                                               ---------------------------------
                                               Sam Fox
                                               Chairman and
                                               Chief Executive Officer


                                 UNIQUIP-HGI ASSOCIATES, L.P.

                                 By:  Harbour Group Industries, Inc.,
                                      general partner


                                      By:/s/ Sam Fox
                                         ---------------------------------
                                         Sam Fox
                                         Chairman

CUSIP No. 681969 10 1                  13G                   Page 10 of 11 Pages


                                  EXHIBIT INDEX


                                                               Sequential
Exhibit                      Description                         Page No.
---------                ----------------------                ------------
   1                     Agreement of joint filing                  11
                         pursuant to Rule 13d-1(k)(1)
                         promulgated under the
                         Securities Exchange Act of 1934

CUSIP No. 681969 10 1                  13G                   Page 11 of 11 Pages


                                    AGREEMENT


            This will confirm the agreement by and among all the undersigned that the Amendment No. 1 to Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of the Common Stock of OmniQuip International, Inc. is being filed on behalf of each of the persons or entities named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  April 10, 1998

                                 /s/ Sam Fox
                                 ---------------------------------
                                 Sam Fox

                                 HARBOUR GROUP INVESTMENTS III, L.P.

                                 By:  Harbour Group III Management Co., L.P.,
                                      general partner

                                      By:  HGM III Co., general partner


                                           By: /s/ Sam Fox
                                               ---------------------------------
                                               Sam Fox
                                               Chairman and
                                               Chief Executive Officer


                                 UNIQUIP-HGI ASSOCIATES, L.P.

                                 By:  Harbour Group Industries, Inc.,
                                      general partner


                                      By:/s/ Sam Fox
                                         ---------------------------------
                                         Sam Fox
                                         Chairman